Exhibit 99.1

Enlivex Receives Positive DSMB Recommendation and IMOH Clearance to Continue Phase I/II Trial of Allocetra combined with chemotherapy in patients with peritoneal metastases arising from solid cancers

Nes-Ziona, Israel, March 20, 2023 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that an independent Data and Safety Monitoring Board (DSMB) has completed an interim data review for the first cohort of patients in the Company’s ongoing Phase I/II clinical trial of Allocetra™ in patients with advanced-stage peritoneal metastasis arising from solid tumors as an add-on to the standard of care (SoC) chemotherapy administered via Pressurized Intraperitoneal Aerosol Chemotherapy (clinicaltrials.gov Identifier: NCT05431907). The Israeli Ministry of Health (IMOH) also reviewed the interim data and provided regulatory clearance to continue the study and open the study’s next cohort. In addition, the safety profile supported a protocol amendment to start new patients in the second cohort with higher initial doses of Allocetra™. This IMOH clearance follows a previously-reported IMOH clearance to the Company’s second Phase I/II clinical trial, which is evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors.

The DSMB based its review on available safety data for the three enrolled patients in the first cohort, in which two patients received three escalating doses of Allocetra™, and one received two escalating doses of Allocetra™, once every six weeks as an add-on to SoC chemotherapy delivered to the peritoneum. The primary purpose of the dosing regimen for the first cohort was to establish a safety profile that may enable an increase in the Allocetra™ dosing level administered to additional patients in the study and potentially associate dose levels with indications of effect.

There were no mortalities nor DSMB-identified safety signals in the first cohort, and the DSMB recommended that the study continue to further dose escalation and additionally agreed to increase the starting dose of Allocetra in the next cohort. Following the DSMB recommendation, the IMOH reviewed the available safety data for the first cohort and provided regulatory clearance to initiate the recruitment of patients into the second cohort.

Einat Galamidi, MD, Medical Vice President of Enlivex, commented, “We are delighted with the safety profile of Allocetra™ when administered directly into the peritoneal cavity, as demonstrated in the first three patients in this trial. This is the first time Allocetra™ has been injected locally into the peritoneum cavity, a route of administration that may be relevant to various alternatives of local administration of Allocetra™ in different oncological indications.”

ABOUT THE PHASE I/II TRIAL

The Phase I/II trial is a Company-sponsored, open-label, dose escalation and expansion trial that is expected to enroll a total of approximately 12 patients across four cohorts. It is designed to evaluate the safety and potential preliminary efficacy of Allocetra™ combined with SoC chemotherapy in patients with peritoneal metastases arising from solid cancer. The study begins with two cohorts of intra-patient and intra-cohort dose escalation to determine the maximum feasible dose (MFD) of Allocetra™ in this population, followed by two additional cohorts comparing administration of Allocetra™ at the selected dose either before or after administration of SoC via a pressurized intraperitoneal aerosol chemotherapy procedure (PIPAC; a technique applied when patients are not eligible to receive the standard treatment due to a considerable tumor load, large quantities of persistent ascites, or other circumstances).

Intraperitoneally delivered Allocetra™ and SoC chemotherapy administered via PIPAC will be given to patients every six weeks. Systemic chemotherapy will also be administered per the treating oncologist's plan. The primary endpoint is the number and severity of Allocetra™-related adverse events and serious adverse events during the 16-week assessment period, starting from the first administration of study treatment. Secondary endpoints include efficacy assessments, such as best overall response rate, progression-free survival, and overall survival. Changes from baseline in macrophage and immune cell characteristics in peritoneal fluid and tissues will also be assessed as an exploratory endpoint.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit  http://www.enlivex.com.

Safe Harbor Statement:

This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com